K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

June 3, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direxion Shares ETF Trust

-Direxion Daily MSCI EAFE Currency Hedged Bull 3X Shares

-Direxion Daily MSCI EAFE Currency Hedged Bear 3X Shares

-Direxion Daily MSCI Emerging Markets Currency Hedged Bull 3X Shares

-Direxion Daily MSCI Emerging Markets Currency Hedged Bear 3X Shares

-Direxion Daily MSCI Europe Currency Hedged Bull 3X Shares

-Direxion Daily MSCI Europe Currency Hedged Bear 3X Shares

-Direxion Daily MSCI Japan Currency Hedged Bull 3X Shares

-Direxion Daily MSCI Japan Currency Hedged Bear 3X Shares

-Direxion Daily MSCI EAFE Currency Hedged Bull 2X Shares

-Direxion Daily MSCI EAFE Currency Hedged Bear 2X Shares

-Direxion Daily MSCI Emerging Markets Currency Hedged Bull 2X Shares

-Direxion Daily MSCI Emerging Markets Currency Hedged Bear 2X Shares

-Direxion Daily MSCI Europe Currency Hedged Bull 2X Shares

-Direxion Daily MSCI Europe Currency Hedged Bear 2X Shares

-Direxion Daily MSCI Japan Currency Hedged Bull 2X Shares

-Direxion Daily MSCI Japan Currency Hedged Bear 2X Shares

File Nos. 333-150525; 811-22201

Post-Effective Amendment No. 133

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 133 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP